UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

DIONICS, INC.

 (Name of Registrant as Specified In Its Charter)

Delaware (State or other jurisdiction of incorporation)	11-2166744 (IRS Employer File Number)	000-08161 (Commission File No.)

65 Rushmore Street

Westbury, New York 11590

 (Address of principal executive offices)

(516) 997-7474

 (Registrant’s telephone number, including area code)

DIONICS, INC.

65 Rushmore Street

Westbury, New York 11590

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Notice of Change in the

Majority of the Board of Directors

November 5, 2009

___________

The information contained in this Information Statement is being furnished to all holders of record of common stock, par value $0.01 (the “Common Stock”), of Dionics, Inc., a Delaware corporation (the “Company”), at the close of business on November 4, 2009 in accordance with the requirements of Section 14f of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in order to effect a change in the majority of the Company’s board of directors (the “Board of Directors”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about November 5, 2009.

THE COMPANY URGES YOU TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

You are receiving this Information Statement because the Company has (i) appointed two new members to the Board of Directors of the Company, in connection with a change in control of the Company, which appointments shall be effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing and mailing to our stockholders of this Information Statement; and (ii) accepted the resignation of one current member of the Board of Directors, effective immediately following the effectiveness of the two new appointments.  The appointments and resignation described herein shall not be effective any earlier than 10 days following the date after which this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

The information contained in this Information Statement concerning each person chosen for the Company’s Board of Directors has been furnished to the Company by each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

CHANGE IN CONTROL TRANSACTION

On October 30, 2009 (the “Closing Date”), the Company completed the transactions contemplated by a Stock Purchase Agreement (the “CML Stock Purchase Agreement”) entered into on October 8, 2009 among the Company, Central Mega Limited, a British Virgin Islands corporation (“CML”), and Bernard Kravitz (“Kravitz”), pursuant to which, among other things, CML purchased on the Closing Date an aggregate of 13,000,000 shares of common stock of the Company at a purchase price of $0.04 per share, consisting of 11,000,000 authorized but previously unissued shares of common stock of the Company for an aggregate purchase price of $440,000 which was paid to the Company on the Closing Date, and 2,000,000 previously issued shares of common stock owned by Kravitz for an aggregate purchase price of $80,000 which was paid to Kravitz on the Closing Date (the “CML Stock Purchase”).

The CML Stock Purchase Agreement provides that on the Closing Date the number of authorized directors of the Company shall initially be set at three, and that two persons designated by CML prior to the Closing Date shall be appointed to the Board of Directors of the Company (with CML having the absolute right to appoint a majority of the members of the Board) which appointments shall be effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing/mailing to Company shareholders of an appropriately prepared information statement on Schedule 14f-1.  In accordance therewith, on the Closing Date, Jeff Teng and Roy Teng were appointed to the Board to be effective immediately following the conditions described above.

In addition, the CML Stock Purchase Agreement provides that at each annual meeting of the stockholders of the Company, or at any meeting of the stockholders of the Company at which members of the Company’s Board of Directors are to be elected, or whenever members of the Board are to be elected by written consent, CML has agreed that for so long as Kravitz remains an employee of the Company, CML will vote in favor of the election of Kravitz as a member of the Board of Directors.  In addition, if after the Closing Date and for so long as Kravitz remains an employee of the Company, the number of authorized directors of the Company shall be other than three, then CML has agreed that it will vote in favor of the election of Kravitz and any other persons designated by Kravitz as members of the Board, provided, however, that such persons together with Kravitz cannot represent a majority of the directors.

On the Closing Date, David M. Kaye, a director of the Company, submitted his resignation as a director of the Company, to be effective immediately following the effectiveness of Jeff Teng’s and Roy Teng’s appointment to the Board of Directors.  As a result, following the effectiveness of the foregoing, the Board of Directors shall consist of Bernard Kravitz, Jeff Teng and Roy Teng.

As a result of the closing of the transactions contemplated by the CML Stock Purchase Agreement, a change in control occurred whereby (i) CML acquired 13,000,000 shares of common stock representing approximately 62.1% of the outstanding shares of common stock of the Company, and (ii) designees of CML shall represent a majority of the members of the Board which appointments shall be effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing/mailing to Company shareholders of an appropriately prepared information statement on Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are our present directors and executive officers.  Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified.  Officers serve at the discretion of the Board of Directors.

		Position and Offices	Director
Name	Age	with Company	Since
Bernard Kravitz	76	President, Secretary,	1969
		Treasurer

David M. Kaye	55	None(1)	2000

(1)  A partner of Kaye Cooper Fiore Kay & Rosenberg, LLP, which firm provides certain legal services to the Company.

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company.

BERNARD L. KRAVITZ has been President and a Director of the Company since 1969 and Secretary and Treasurer since 1992.

DAVID M. KAYE has been a Director of the Company since December 2000.  Mr. Kaye is an attorney and has been a partner in the law firm of Kaye Cooper Fiore Kay & Rosenberg, LLP (and its predecessors) located in Florham Park, New Jersey since February 1996.  Such firm provides certain legal services to the Company. Since 1980, Mr. Kaye has been a practicing attorney in the New York City metropolitan area specializing in corporate and securities matters.  He is also currently a director of China Youth Media, Inc. (formerly Digicorp, Inc.).  On the Closing Date, Mr. Kaye submitted his resignation as a director of the Company, to be effective immediately following the effectiveness of the two new appointments (as described elsewhere herein) to the Board of Directors.

On October 30, 2009, as a result of the completion of the transactions contemplated by the CML Stock Purchase Agreement described above under “Change in Control Transaction”, the following individuals have been appointed to the Board of Directors effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing/mailing to Company shareholders of this Information Statement.

JEFF TENG, age 54, has been since 1993 the President and Chairman of Mewa Land Development Group, a commercial and residential real estate development company located in Beijing, China.  From 1985 to 1988, he was the Marketing Director of JIL Hemp Cotton Factory, a raw material producer for the textile companies in China, located in Northern Region of China and was its President from 1988 to 1993.  Mr. Teng received a Bachelors Degree in Management in 1985 from the Open University located in China.

ROY TENG, age 30, has been since October 2008 a Managing Director of Investing Banking at Brean Murray, Carret & Co., an investment bank based in New York (“Brean Murray”).  Mr. Teng is the Managing Director of Brean Murray’s China office.  From December 2006 through October 2008, Mr. Teng was the Managing Director at China Finance Inc, a publicly traded Closed End Fund based in New York. From August 2004 through December 2006, he was the Vice President of First Capital, and VP of Corporate Development of China Digital Communication Group. Mr. Teng received his BS in Business Management from Arizona State University in 2002, Post  Bachelor's degree in accounting from Arizona State University in 2003 and MS in International  Finance from California International University in 2004.

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors except that Roy Teng is the son of Jeff Teng.

To the knowledge of the Company, none of the directors, executive officers, or persons nominated or chosen by us to become directors has been personally involved in any bankruptcy or insolvency proceedings. To the knowledge of the Company, none of the directors, executive officers, or persons nominated or chosen by us to become directors have been convicted in any criminal proceedings (excluding traffic violations and other minor offenses) or are the subject of a criminal proceeding which is presently pending, nor have such persons been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining them from acting as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or insurance company, or from engaging in or continuing in any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, nor were any of such persons the subject of a federal or state authority barring or suspending, for more than 60 days, the right of such person to be engaged in any such activity, which order has not been reversed or suspended.

Audit Committee Financial Expert

We do not have an audit committee financial expert, as such term is defined in Item 407(d)(5) of Regulation S-K, serving on our audit committee because we are not a listed security and, therefore, we have no audit committee and are not required to have an audit committee.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, and persons who own more than ten percent of the Company’s Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of Common Stock of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, with respect to the year ended December 31, 2008, all Section 16(a) filing requirements applicable to each person who, at any time during the fiscal year ended December 31, 2008, was an officer, director and greater than ten percent beneficial owner, were complied with.

VOTING SECURITIES AND CERTAIN BENEFICIAL OWNERSHIP

Voting Securities

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $0.01 per share, of which 20,928,678 are issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which none are issued or outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted.  There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of November 4, 2009, by (i) each person who is known by the Company to own beneficially more than 5% of the Company’s outstanding common stock; (ii) each of the Company’s directors; and (iii) directors and officers of the Company as a group:

		Percent(1)
Name and Address	Shares Owned	of Class
Bernard Kravitz	1,054,551(2)	5.0%
65 Rushmore Street
Westbury, NY

Alan Gelband	2,200,000(3)	10.5%
30 Lincoln Plaza
New York, NY

Keith Kravitz	974,105	4.7%
110-11 Queens Blvd.
Forest Hills, NY

David M. Kaye(4)	100,000	*
30A Vreeland Road
Florham Park, NJ

Central Mega Limited	13,000,000	62.1%
PO Box 957
Offshore Tower Incorp Centre Road
Tortola, BVI

Jeff Teng(5)(6)	13,000,000	62.1%
P.O. Box 957 Offshore Tower Incorporation Centre Road
Town Tortola, BVI

Roy Teng(5)	0	0
570 Lexington Avenue
New York, NY 10022

All Directors & Officers
as a Group (2 persons)	1,154,551	5.5%

*

Less than 1%

(1)

Based upon 20,928,678 issued and outstanding shares of common stock.

(2)

Includes 1,037,036 shares of record and 17,515 shares owned by Mrs. Phyllis Kravitz, Mr. Bernard L. Kravitz’ wife. Does not include 974,105 shares owned by Keith Kravitz, adult son of Bernard L. Kravitz.  Bernard L. Kravitz disclaims any beneficial ownership with respect to any shares owned by Keith Kravitz.

(3)

Includes 2,000,000 shares of record, 100,000 shares owned by Mr. Gelband’s wife and 100,000 shares held by Mr. Gelband as custodian for his children.

(4)

Mr. Kaye submitted his resignation as a director of the Company to be effective immediately following the effectiveness of Jeff Teng’s and Roy Teng’s appointment to the Board of Directors.  See “Change in Control Transaction” elsewhere herein.

(5)

As of the date of this Information Statement, neither Jeff Teng nor Roy Teng is an officer or director of the Company.  However, both have been appointed to the Board of Directors effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing/mailing to Company shareholders of this Information Statement.  See “Change in Control Transaction” elsewhere herein.

(6)

All these 13,000,000 shares are directly owned by CML. Jeff Teng is the President of CML and has voting and dispositive control over securities held by CML.

EXECUTIVE COMPENSATION

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 2008 and December 31, 2007, of those persons who were, at December 31, 2008 (i) the chief executive officer and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (the named executive officers):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Bernard Kravitz, President	2008 2007	$88,162 $85,994	$0 0	$0 0	$0 0	$0 0	$0 0	$13,502(1) 3,440(1)	$101,664 89,434

(1)

Includes matching contributions paid by the Company for Mr. Kravitz during 2007 and 2008 of $3,440 and $3,527, respectively, pursuant to the Company’s Savings and Investment Plan under section 401(k) of the Internal Revenue Code.   Also, includes insurance premiums of $9,975 paid by the Company in 2008 for a long term care insurance policy for Mr. Kravitz obtained in the fourth quarter of 2008.  Does not include any other deferred compensation arrangements entered into with Mr. Kravitz as described below under “Deferred Compensation and Other Arrangements”.

Deferred Compensation and Other Arrangements

The Company had an agreement (the “deferred compensation agreement”) with Bernard Kravitz to pay to his widow or estate for a period of five (5) years following his death an amount per year equal to the annual salary being earned by Mr. Kravitz at the time of his death, provided that he was an employee of the Company at the time of his death.   See, however, “Certain Relationships and Related Transactions” for information on the termination of the foregoing arrangements as of October 30, 2009.

In 1987, the Company entered into a salary continuation agreement, amended in 1997 and 1998, with Bernard Kravitz which provided for payments to be made to Mr. Kravitz (the “salary continuation agreement”).  In May 2004, and as required under the investment made by Alan Gelband, Mr. Kravitz agreed to forgive $200,000 of amounts due to him under the salary continuation agreement and postpone any and all remaining payments due him under the salary continuation agreement for a period of five years starting May 18, 2004.  As of December 31, 2008, there is a remaining balance of $301,000 owing to Mr. Kravitz pursuant to the salary continuation agreement which was to become due and payable as of May 18, 2009 following the expiration of the five year postponement described above.   See, however, “Certain Relationships and Related Transactions” for information on an agreement entered into on May 1, 2009 pursuant to which Kravitz agreed to sell, transfer and assign to the Company his remaining interest in the salary continuation agreement.

Compensation Pursuant to Other Plans

On July 1, 1985, the Company adopted a Savings and Investment Plan intended to qualify as a defined contribution plan under section 401(k) of the Internal Revenue Code.  Internal Revenue approval was granted in 1986.  The plan, as amended, provides that a member  (an eligible employee of the Company) may elect to save no less than 1% and no more than 15% of that portion of his compensation attributable to each pay period (subject to certain limitations).  The Company shall contribute (matching contributions) 100% of the first 3% of the member’s contribution and 50% of the next 2% of the member’s contribution.  In addition, the Company shall contribute such amount as it may determine for each plan year (regular contributions) pro rata allocated to each member subject to certain limitations.  Any employee with one year of service may become a member of the plan. Upon eligibility for retirement, disability (as defined in the plan), or death, a member is 100% vested in his account.  Upon termination of employment for any other reason, a member is 100% vested in that portion of his account which he contributed and vested in the balance of his account dependent upon years of service as follows:

Years	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

See subsection “Summary Compensation Table” elsewhere herein for information on matching contributions paid by the Company for Mr. Kravitz during 2007 and 2008.

Compensation of Directors

During the year ended December 31, 2008, no cash compensation was paid to the Company’s one non-employee incumbent director for his services as such.   However, in May 2008, we granted 100,000 shares of common stock to our one non-employee director for services rendered to the Company.

The following table provides certain summary information concerning the compensation paid to the Company’s one non-employee director during fiscal 2008 for his services as such.  All compensation paid to Mr. Kravitz is set forth in the Summary Compensation table above.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards (S)(1)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
David M. Kaye	$0	$2,000	-0-	-0-	$2,000

(1)

Represents the dollar amount recognized in fiscal 2008 for financial reporting purposes of a stock award computed in accordance with Financial Accounting Standards 123R.

(2)

Does not include fees paid in 2008 for legal services rendered by the law firm of which Mr. Kaye is a partner.

Stock Plans

In September 1997, the Board of Directors of the Company adopted the 1997 Incentive Stock Option Plan (the “1997 Plan”) for employees of the Company to purchase up to 250,000 shares of Common Stock of the Company.  Although certain options were previously granted, there are currently no outstanding options under the 1997 Plan.  Pursuant to its terms, the 1997 Plan expired in September 2007.

In February 2002, the Board of Directors of the Company adopted the 2002 Stock Compensation Plan (the “2002 Plan”) which permitted up to 150,000 shares of Common Stock to be awarded to employees, officers, directors or consultants of the Company.  In May 2004, the number of shares reserved for issuance under the 2002

Plan was increased to 500,000 shares.  Since its adoption, an aggregate of 248,847 shares have been granted under the 2002 Plan.  Pursuant to its terms, the 2002 Plan expired in February 2007.

Certain Relationships and Related Transactions

See “Deferred Compensation and Other Arrangements” above for information on certain arrangements entered into with Mr. Kravitz.

During 2008, the Company paid $11,805 for legal services rendered to the law firm of which David M. Kaye is a partner.   Mr. Kaye is a director of the Company but has submitted his resignation as a director of the Company to be effective immediately following the effectiveness of Jeff Teng’s and Roy Teng’s appointment to the Board of Directors.

Pursuant to an agreement entered into on May 1, 2009 between the Company and Kravitz, Kravitz agreed to sell, transfer and assign to the Company his remaining interest in a certain salary continuation agreement previously entered into with Kravitz (see “Deferred Compensation and Other Arrangements” above) which had a remaining principal balance of $301,000 owing to Kravitz and which was to have become due and payable on May 18, 2009 in exchange for which the Company will pay Mr. Kravitz $75,000 in cash and issue Mr. Kravitz a convertible promissory note dated as May 1, 2009 (the “Original Note”) in the principal amount of $225,000 which shall be due and payable in three years with 5% annual interest payable quarterly.

On October 30, 2009, the Company and Kravitz entered into a First Amendment to Convertible Promissory Note (the “Note Amendment”) which amended the Original Note.  Pursuant to the Note Amendment, the Company and Kravitz agreed that the unpaid balance shall cease to accrue interest commencing as of the Closing Date of the CML Stock Purchase Agreement.  In addition, the Original Note provided that the principal shall at the option of Kravitz be convertible into shares of the Company’s common stock at a conversion price of $0.09 per share if converted on or before April 30, 2010, $0.14 per share if converted between May 1, 2010 and April 30, 2011, and $0.19 per share if converted between May 1, 2011 and April 30, 2012.  Pursuant to the Note Amendment, the Company and Kravitz agreed that the conversion price shall be $0.09 per share until the first anniversary of the Closing Date.  Thereafter, as in the Original Note, the conversion price shall be $0.14 per share if converted on or before April 30, 2011, and $0.19 per share if converted between May 1, 2011 and April 30, 2012.

In connection with the CML Stock Purchase, on October 30, 2009, Kravitz, CML and the Company entered into a Put Option Agreement (the “Put Agreement”) pursuant to which Kravitz has been granted a put option (the “Put Option”) to be exercised at the sole option of Kravitz at the end of the initial  two year term of the Employment Agreement described below (or an earlier termination pursuant to the certain other terms of the Employment Agreement), to sell to CML a maximum of 1,000,000 previously issued shares of the common stock of the Company (the “Put Shares”) at a price equal to the then current market price multiplied by .80, with a minimum purchase price per share of $0.30 and a maximum purchase price per share of $0.80, provided that in the event CML does not comply with the terms and conditions of the Put Agreement, the Company shall be required to purchase the Put Shares at the same price applicable to the Put Option.

On October 30, 2009, the Company and Kravitz also executed a Termination Agreement (the “Termination Agreement”) which terminated a certain deferred compensation agreement between the Company and Kravitz (see “Deferred Compensation and Other Arrangements” above).  As a result of the Termination Agreement, the underlying deferred compensation agreement is deemed void and of no further effect.

On October 30, 2009, the Company entered into an employment agreement (the “Employment Agreement”) with Kravitz pursuant to which Kravitz will continue to serve as Chief Executive Officer and President of the Company.  The term of the Employment Agreement shall be two years from the Closing Date, provided that the term may be extended upon the written agreement of Kravitz and the Company.  Mr. Kravitz will receive an annual base salary of $93,600 subject to annual review for possible increase.  During the employment term, Kravitz shall be eligible to participate in any employee benefit plan and program that the Company maintains for its senior executives and he shall receive other benefits including health insurance, vacation, reimbursement of certain expenses, and provision for life insurance and continuation of long term care insurance.  The agreement also contains customary provisions for confidentiality, non-competition and indemnification. If the employment agreement is terminated due to death or disability, Kravitz or his estate will be paid his base salary and receive certain other benefits for eight weeks after death or disability.  If Kravitz’s employment is terminated for cause, salary shall cease at the date of termination.  If Kravitz terminates the agreement for Good Reason (as such term is defined in the Employment Agreement), the Company shall pay or provide to Kravitz his base salary and certain other benefits through the remainder of the employment term as if his employment had continued through the entire employment term.

Other than the foregoing, since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party: (i) in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and (ii) in which any director, executive officer, person nominated or chosen to become a director, shareholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, documents and other information with the SEC relating to its business, financial condition and related matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are additionally available on the SEC’s internet website at  www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIONICS, INC.

By:

/s/ Bernard L. Kravitz

Bernard L. Kravitz,

President

Dated:  November 5, 2009